March 30, 2020

Minfei Bao
Chairman and Chief Executive Officer
UTime Limited
7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People's Republic of China 518061

       Re: UTime Limited
           Registration Statement on Form F-1
           Filed March 18, 2020
           File No. 333-237260

Dear Mr. Bao:

       We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed March 18, 2020

We rely on outsourcing manufacturers..., page 13

1. We note your response to prior comment 1; however, it is unclear how your disclosure that you may not be able to renew contracts is consistent with the statement in your
       December 23, 2019 letter to us that the contracts do not have expiration dates. Please advise.
Capitalization, page 54

2. Please revise the table to include your indebtedness. Refer to Item 4.a of Form F-1 and
       Item 3.B of Form 20-F.
 Minfei Bao
UTime Limited
March 30, 2020
Page 2
Certain Relationships and Related Party Transactions, page 126

3. Please reconcile the disclosure in this section with the information on page F-53.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

       You may contact Heather Clark at (202) 551-3624 or Jean C. Yu, Assistant Chief
Accountant, at (202) 551-3305 regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Russell Mancuso at
(202) 551-
3617 with any other questions.



                                                             Sincerely,
FirstName LastNameMinfei Bao
                                                             Division of
Corporation Finance
Comapany NameUTime Limited
                                                             Office of
Manufacturing
March 30, 2020 Page 2
cc:       Barry I. Grossman, Esq.
FirstName LastName